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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the Month Ended         Commission file number
               November 30, 2003           0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                             -----                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                         No   X
                             -----                      -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .


                           Total number of pages is 4


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     Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's
     Registration Statement on Form F-3 (333-51014).


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SAND TECHNOLOGY
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                                MEDIA:                     INVESTOR RELATIONS:
                                Robert Thompson,
                                Sand Technology            de Jong & Associates,
                                pr@sand.com                sndt@dejong.org
                                +(1) 401/862-3538          +(1) 760/943-9065






 PRESS RELEASE

           SAND DISCUSSES YEAR END RESULTS AND NEW BUSINESS MODEL


MONTREAL, NOVEMBER 18th, 2003: SAND(TM) Technology Inc. (NASDAQ: SNDT) held a conference call covering the results for the fiscal year ended July 31, 2003 and its new business model.


During the call, the Company highlighted a successful and profitable 2003 fiscal year and outlined revisions that it is making to its business model. SAND intends to concentrate heavily on developing a market for its products through specialist systems integrators and software solutions providers with selective selling directly to end-user customers. With this model in place for fiscal year 2004, the Company projects revenue goals ranging from 40 to 60% of 2003 fiscal year revenues . The first quarter of the new fiscal year began the transition as the Company focused on evolving to the new distribution model. Full reporting for the quarter is not yet available from SAND's business partners, so the Company is not yet able to report or forecast actual Q1 performance, but expects that the revenue level will be lower than the level required to achieve profitability for the quarter. Operating results do vary significantly from quarter to quarter as a result of factors outside of the Company's control and such quarterly results may not be a good indication of future performance.

"Despite the disruption to operations that this model change entails, we are committed to seeing it through," adds SAND CEO Arthur Ritchie. "While the industry is emerging from a down turn, the revived software market will in many ways be different from the past. Customers are looking more and more for total business solutions rather than building their own from best-of-breed products. SAND intends to capitalize on this trend by becoming a component of the specialist business solutions offered by leading integrators and software application providers. These distribution partners can get us into important customers we could not access on our own and do so at an overall lower cost of sale than we currently experience through direct selling."


SAND expects to report fully on the Quarter ended October 31, 2003 by the middle of December.


ABOUT SAND TECHNOLOGY (TM)

SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, and other specialized "Business Intelligence" applications for government and security, healthcare, customer relationship (CRM) analytics, supply chain management, inventory and production optimization, financial analysis, and strategic planning.

SAND has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT.

For more information, visit www.sand.com
                            ------------

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All Rights Reserved. SAND Technology, Nucleus, Nucleus Server, N: VECTOR,
Nucleus Exploration Warehouse, Nucleus Exploration Mart, Nucleus Exploration Data Warehouse, Nucleus Octopus, SAND Online and MPSO are registered trademarks of SAND Technology Inc. and Nucleus Virtual Database (VDB), NUCLEUS POWERED! , Nucleus E!, Nucleus Adviser, SAND Analytic Server, SAND Analytic Warehouse, and Analytics @ the Speed of Business are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS, INCLUDING OUR NEW BUSINESS MODEL, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF THE
SAND NUCLEUS PRODUCT SUITE ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

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                              SAND TECHNOLOGY INC.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SAND TECHNOLOGY INC.



November 18, 2003                       /s/ Arthur Ritchie
                                        ----------------------------------
                                        Arthur Ritchie
                                        Chairman of the Board, President
                                        and Chief Executive Officer









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